510 Burrard St, 3rd Floor
Date: 22/03/2012	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: YUKON-NEVADA GOLD CORP.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	17/04/2012
Record Date for Voting (if applicable) :	17/04/2012
Beneficial Ownership Determination Date :	17/04/2012
Meeting Date :	22/05/2012
8th Floor - 688 West Hastings Street
Meeting Location (if available) :	Vancouver, B.C.
V6B 1P1

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	98849Q101	CA98849Q1019

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for YUKON-NEVADA GOLD CORP.